1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001

December 29, 2014

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549


Re: The Advisors' Inner Circle Fund 485(b) Filing (File Nos. 033-42484 and 811-06400)
        ------------------------------------------------------------------------

Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone, regarding the Trust's post-effective amendment No. 243, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 244, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on October 15, 2014 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Westwood MLP and Strategic Energy Fund and the Westwood Opportunistic High Yield Fund (each, a "Fund," and together, the "Funds") as additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser and the Sub-Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUSES

1. COMMENT. Please confirm supplementally that the Adviser may only recover prior fee waivers or expense reimbursements made during a period in which the expense limitation agreement for a Fund allowed for such recoveries.

     RESPONSE. The Trust confirms that the Adviser may only recover prior fee waivers or expense reimbursements made during a period in which the expense limitation agreement for a Fund allowed for such recoveries.

2. COMMENT. In the Westwood MLP and Strategic Energy Fund's "Principal Investment Strategies" section, please provide a complete list of "MLPs and other energy-related investments" for purposes of the Fund's 80% policy.

     RESPONSE. The section has been revised to clarify that it provides a complete list of "MLPs and other energy-related investments" for purposes of the Fund's 80% policy.

3. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Westwood MLP and Strategic Energy Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by the Westwood MLP and Strategic Energy Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year.

4. COMMENT. Please confirm that all derivative instruments that are part of the principal investment strategies of a Fund are included in the Fund's "Principal Investment Strategies" section.

     RESPONSE. The Adviser and Sub-Adviser confirm that all derivative instruments that are part of the principal investment strategies of a Fund are included in the Fund's "Principal Investment Strategies" section.

5. COMMENT. Please confirm that neither Fund expects to invest in securities of emerging market issuers as part of its principal investment strategies or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser confirms that it does not currently expect investments in securities of emerging market issuers to be part of the Westwood MLP and Strategic Energy Fund's principal investment strategies, but emerging market issuer disclosure has been added to the Westwood Opportunistic High Yield Fund's principal investment strategies and risks sections.

6. COMMENT. Please explain supplementally the circumstances in which the 25% QPTP investment limitation for RIC qualification purposes (the "25% QPTP Limit") would apply to I-Shares, or alternatively, revise the third paragraph of the Westwood MLP and Strategic Energy Fund's "Principal Investment Strategies" section.

     RESPONSE. The section has been revised to clarify that the 25% QPTP Limit does not apply to I-Shares that are not treated as partnerships, or another type of pass-through entity, for U.S. federal income tax purposes.

7. COMMENT. Please disclose in the MLP and Strategic Energy Fund's "Principal Investment Strategies" section that the Fund will concentrate its investments in the securities of companies in the energy industries.

     RESPONSE. The requested change has been made.

8. COMMENT. Please replace the references to "energy sector" with "energy industries" in the disclosures regarding the MLP and Strategic Energy Fund's concentration policy.

     RESPONSE. The requested changes have been made.

9. COMMENT. In the "Tax Risk" paragraph in the MLP and Strategic Energy Fund's "Principal Risks" section, please explain why the treatment of certain of the Fund's investments is unclear for purposes of the 25% QPTP Limit.

     RESPONSE. The section has been revised to clarify that the 25% QPTP Limit applies to certain MLPs.

10. COMMENT. In the "Industry Concentration Risk" paragraph in the MLP and Strategic Energy Fund's "Principal Risks" section, please specify that the Fund concentrates its investments in the energy industries.

     RESPONSE. The requested change has been made.

11. COMMENT. In the "Performance Information" sections, please provide a statement to the effect that a Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. If applicable, also include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

     RESPONSE. The following disclosure has been added to the sections:

          Of course, the Fund's past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Current performance information is available on the Fund's website at www.westwoodfunds.com or by calling 1-877-FUND-WHG (1-877-386-3944).

12. COMMENT. In the Westwood Opportunistic High Yield Fund's "Fund Fees and Expenses" section, please indicate that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

     RESPONSE. The requested change has been made.

13. COMMENT. In the Westwood Opportunistic High Yield Fund's "Principal Investment Strategies" section, please state that the high yield bonds in which the Fund invests are called "junk bonds."

     RESPONSE. The requested change has been made.

14. COMMENT. In the Westwood Opportunistic High Yield Fund's "Principal Investment Strategies" section, please specify that the Fund may invest in bank loan participations.

     RESPONSE. The requested change has been made.

15. COMMENT. In the Westwood Opportunistic High Yield Fund's "Principal Investment Strategies" section, please state if there are any restrictions on the maturity or duration of the Fund's fixed income investments or any restrictions on the market capitalization of the Fund's equity investments.

     RESPONSE. The following sentence has been added to the section:

          The Fund may invest in fixed income securities with any maturity or duration and may invest in equity securities with any market capitalization.

16. COMMENT. Please confirm that the explanation of how the Westwood Opportunistic High Yield Fund's Sub-Adviser decides which securities to buy for the Fund is accurate.

     RESPONSE. The Sub-Adviser confirms that the explanation is accurate.

17. COMMENT. In the "U.S. Government Securities Risk" paragraph in the Westwood Opportunistic High Yield Fund's "Principal Risks" section, please remove the statement that "U.S. government securities are considered to be among the safest investments."

     RESPONSE. The requested change has been made.

18. COMMENT. In the Westwood Opportunistic High Yield Fund's "Principal Investment Strategies" section, please include a reference to zero coupon bonds.

     RESPONSE. The section states that the "Fund may also invest in other fixed income securities (including... zero coupon bonds...)"

     In light of the foregoing, the Trust believes that the section includes appropriate disclosure with respect to this matter.

19. COMMENT. In the Westwood Opportunistic High Yield Fund's "Principal Risks" section, please address the risks associated with investments in bank loan participations.

     RESPONSE. The "Bank Loans Risk" paragraph in the section has been revised to clarify that the risks described therein are applicable to bank loan participations.

20. COMMENT. In the Westwood Opportunistic High Yield Fund's "Principal Risks" section, please address the risks associated with the Fund focusing its investments in a particular geographic region.

     RESPONSE. The following disclosure has been added to the section:

          REGIONAL FOCUS RISK - To the extent that it focuses its investments in a particular geographic region, the Fund may be more susceptible to economic, political, regulatory or other events or conditions affecting issuers and countries within that region. As a result, the Fund may be subject to greater price volatility and risk of loss than a fund holding more geographically diverse investments.

21. COMMENT. In the "Westwood Opportunistic High Yield Fund Related Performance Data" section:

     a. In the "Sub-Adviser Comparable Account Composite" sub-section, please remove "actual" and insert "all" before "separate accounts" in the first sentence.

     RESPONSE. The sentence has been revised to include "all," but the Trust respectfully declines to remove "actual," because it believes that the term differentiates the performance results from model performance results.

     b. Please confirm that all fees and expenses, including sales loads and account fees, if any, but excluding custodial fees, were included in the "net of fees" calculations.

     RESPONSE. The Sub-Adviser confirms that all fees and expenses, including sales loads and account fees, if any, but excluding certain custodial fees, were included in the "net of fees" calculations.

     c. Please disclose the differences between the fee structures of the composite accounts and that of the Fund and, where applicable, disclose that the performance of the composite accounts would have been lower if they had been subject to the fees and expenses of the Fund.

     RESPONSE. The following disclosure has been added to the section:

          The performance of the composite (net of fees) reflects the [Sub-Adviser/Prior Adviser] Comparable Accounts' applicable portfolio fees and expenses; however, the Fund's fees and expenses are generally expected to be higher than those of the composite. If the Fund's fees and expenses had been imposed on the composite, the performance shown below would have been lower.

     d. Please explain supplementally the "unique liquidity needs outside of the Sub-Adviser's control" for which accounts are excluded from the Sub-Adviser Comparable Account Composite, and why the exclusion of such accounts from the composite is not misleading. Please also provide the authority relied upon for temporarily removing accounts with significant cash flows from the composite.

     RESPONSE. All actual separate accounts managed by the Sub-Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund have been included in the composite, and no such account has been temporarily removed from the composite due to a significant cash flow.

     e. Please confirm, with respect to the Prior Adviser Comparable Account Composite, that (1) during the Relevant Period, the Portfolio Manager exercised final decision-making authority over all material aspects concerning the investment objective, policies, strategies, and security selection decisions of the Prior Adviser Comparable Accounts, and the Portfolio Manager will exercise the same level of authority and discretion in managing the Fund, and (2) the Portfolio Manager was identified in the prospectus of any registered investment company included in the composite as being primarily responsible for the day-to-day management of the registered investment company.

     RESPONSE. The Sub-Adviser confirms that (1) during the Relevant Period, the Portfolio Manager exercised final decision-making authority over all material aspects concerning the investment objective, policies, strategies, and security selection decisions of the Prior Adviser Comparable Accounts, and the Portfolio Manager will exercise the same level of authority and discretion in managing the Fund, and (2) the composite does not include any registered investment companies.

     f. In the Prior Adviser Comparable Account Composite, please include the performance results for the other accounts managed by the Portfolio Manager during the Relevant Period with investment objectives, policies and strategies substantially similar to those of the Fund.

     RESPONSE. The Trust respectfully disagrees with the determination that the performance results for the other accounts managed by the Portfolio Manager during the Relevant Period with investment objectives, policies and strategies substantially similar to those of the Fund ("Prior Adviser Other Accounts") must be included in the Prior Adviser Comparable Account Composite. When investment performance is presented in an advertisement, a registered adviser is required to meet the record keeping requirements of the Investment Advisers Act of 1940, as amended. In this case, the Sub-Adviser does not possess or have access to the required records that support the performance of the Prior Adviser Other Accounts. Accordingly, the performance of the Prior Adviser Other Accounts cannot be included in the Prior Adviser Comparable Account Composite. The exclusion of the performance of the Prior Adviser Other Accounts is consistent with the SEC Staff guidance set forth in Fiduciary Management Associates, Inc. (pub. Avail. Mar. 5, 1984). In Fiduciary Management Associates, Inc., the SEC Staff stated that that the presentation of performance of select accounts managed by a portfolio manager at a prior adviser is not misleading so long as the performance of the accounts included in the presentation is not "materially different" than the performance of the excluded accounts. Based on the Sub-Adviser's review of the performance of the Prior Adviser Other Accounts, it has determined that the performance of the Prior Adviser Other Accounts was not materially different than the performance of the accounts included in the Prior Adviser Comparable Account Composite.

     g. Please remove either the "10 Years" or "Since Inception" average annual total pre-tax returns of the Prior Adviser Comparable Account Composite, in conformity with the Average Annual Total Returns presentation required for mutual funds by Form N-1A.

     RESPONSE. The Trust respectfully declines to make the requested change because Form N-1A states that all returns should be shown for 1-, 5-, and 10-year periods (or for the life of the fund, if shorter) and a fund that has been in existence for more than 10 years also may include returns for the life of the fund.

22.  COMMENT. Please address return of capital distributions in the "Taxes"
     section in light of the Westwood MLP and Strategic Energy Fund's investments in MLPs.

     RESPONSE. The Trust respectfully declines to make the requested change because the Fund's investments in MLPs do not necessarily cause shareholders of the Fund to receive return of capital distributions. The Fund, upon receipt of a return of capital distribution from an MLP, is not required to distribute the return of capital to its shareholders. If, however, the Fund were to distribute to its shareholders a return of capital distribution received from an MLP, Fund shareholders could receive a return of capital distribution. Accordingly, the following sentence has been added to the "Taxes" section of the Statement of Additional
     Information:

          A Fund's investments in QPTPs may at other times result in the Fund's receipt of nontaxable cash distributions from a QPTP and if the Fund then distributes these nontaxable distributions to Fund shareholders, it could constitute a return of capital to Fund shareholders for federal income tax purposes.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin